Exhibit 12.1

Range Resources Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	2004	2003	2002	2001	2000	1999
EARNINGS:
Income before provision for income taxes	$66,776	$49,413	$22,408	$17,257	$35,004	$(22,772)
Add: Fixed charges	23,680	22,693	23,715	32,732	40,475	47,436

Total earnings	$90,456	$72,106	$46,123	$49,989	$75,479	$24,664

FIXED CHARGES:
Interest expense	$23,119	$22,165	$23,153	$32,179	$39,953	$47,085
Amortization of debt issuance costs(1)
Interest portion of rental expense	561	528	562	553	522	351

Total fixed charges	$23,680	$22,693	$23,715	$32,732	$40,475	$47,436

Ratio of earnings to fixed charges	3.8	3.2	1.9	1.5	1.9	0.5

(1)	Amortization of debt issuance costs is included in interest expense.